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                                                                     EXHIBIT 4.6


             AMENDMENT TO THE AMENDED AND RESTATED 1993 STOCK OPTION
                    PLAN OF AMERICAN FREIGHTWAYS CORPORATION
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     THIS AMENDMENT, made by the Compensation Committee and the Board of
Directors of American Freightways Corporation (the "Company") is effective as of the date signed by the officer below.

                               W-I-T-N-E-S-S-E-T-H

     WHEREAS, the Company sponsors the Amended and Restated 1993 Stock Option Plan of American Freightways Corporation (the "Plan"); and

     WHEREAS, the Plan authorizes the Committee and the Board of Directors to amend the Plan from time to time; and

     WHEREAS, the Committee and the Board of Directors has determined that it is in the best interests of the Plan's participants and beneficiaries and the Company's shareholders to amend Article XII of the Plan to provide for the treatment of options upon the occurrence of certain events.

     NOW, THEREFORE, the Plan is hereby amended as follows:

1. Effective as of the date set forth below, Article XII shall be amended, so that, after giving affect to all prior amendments, the last two paragraphs (the sixth and seventh paragraphs) thereof shall read as follows:

          A termination of employment shall not be deemed to occur by reason of
     (i) the transfer of an employee from employment by the Company to employment by a subsidiary corporation or a parent corporation of the Company, (ii) the transfer of any employee from employment by a subsidiary corporation or a parent corporation of the Company to employment by the Company or by another subsidiary corporation or parent corporation of the Company, or (iii) the transfer or continued employment of an employee from employment by the Company or a subsidiary corporation to employment by a successor corporation or a parent corporation or affiliate corporation of such successor corporation upon the merger or consolidation of the Company with or into such successor corporation. Notwithstanding anything in this Plan to the contrary, if an optionee who is Chairman of the Company resigns or is terminated as Chairman as a result of or arising from a merger or consolidation of the Company, options granted prior to such resignation or termination (or any substituted options) shall continue to vest and shall remain exercisable for such time and in such manner as if the optionee had not resigned or been terminated.

          In the event of a merger or consolidation of the Company in which the Company does not survive and the agreement of merger or consolidation provides that outstanding Options or Rights shall not terminate (or shall be substituted) as a result of such event, unless otherwise provided in the agreement of merger or consolidation, (i) this Plan shall continue and be effective for purposes of administering Options or Rights previously granted and remaining outstanding (or any substituted options or rights), and (ii) the successor company (or its parent) to such merger or consolidation shall assume the Company's obligations hereunder and thereunder.


This amendment is executed and effective as of this 19th day of January, 2001.